UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Vida Life International, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92647U 10 9
(CUSIP Number)

John C. Jordan
Vida Life International, Ltd.
7046 Kentfield Dr.
Cameron Park, Ca. 95682
(415) 738-2136
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See *240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 92647U 109

1.  Names of Reporting Persons.         John C. Jordan

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) ☐
    (b) ☐

3.  SEC Use Only

4.  Source of Funds (See Instructions):     SC

5.  Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or  2(e) ☐

6.  Citizenship or Place of Organization:           United States

NUMBER OF	7.	Sole Voting Power	8,772,444 Shares
SHARES BENEFICIALLY	8.	Shared Voting Power	None
OWNED BY EACH REPORTING	9.	Sole Dispositive Power	8,772,444 Shares
PERSON WITH	10.	Shared Dispositive Power	None

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  8,772,444 Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11):  66.0%

14. Type of Reporting Person (See Instructions):  IN

CUSIP No.: 92647U 109

Item 1. Security and Issuer.

    The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (“Shares”), and the name of the issuer of the Shares is Vida Life International, Ltd. (“Issuer”); the address of the principal executive offices of the Issuer is 7046 Kentfield Drive, Cameron Park, CA 95682.

Item 2. Identity and Background.

    (a) The person filing this statement is John C. Jordan.

    (b) Mr. Jordan’s business address is 7046 Kentfield Drive, Cameron Park, CA 95682.

    (c) The present principal occupation of the reporting person: John C. Jordan is the President, Treasurer, a director and principal shareholder of the Issuer.  The issuer is a Nevada corporation which consists of three strategic operating segments; (1) fishmeal, used as a high protein ingredient in animal feed and organic fertilizer, (2) health supplements and (3) the Issuer is also developing energy efficient products based on a novel patent pending heating technology. The Company's market for advertising and selling its products is worldwide.

    (d) Mr. Jordan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

    (e) During the last five years, Mr. Jordan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Jordan is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

    John C. Jordan acquired beneficial ownership of 6,300,00 Shares in exchange for his interest in ACS Trading Corporation, the Delaware corporation that merged with and into the Issuer in 2006; he acquired an additional 2,722,444 Shares in payment of salary from the Issuer during 2006-2008, and thereafter gifted 125,000 Shares. No amounts were borrowed in connection with the acquisitions of such Shares. As of the date of filing of this statement, Mr. Jordan owns, beneficially and of record, an aggregate of 8,772,444 Shares.

Item 4. Purpose of Transaction.

    Mr. Jordan has made the purchases described in Item 5 for purposes of investment; based upon his continuing assessment of the business results and prospects of the Issuer, market conditions, economic conditions and other relevant factors, Mr. Jordan may determine to dispose of all or a portion of the Shares held by him or to purchase additional Shares for investment.

CUSIP No.: 92647U 109

Item 5. Interest in Securities of the Issuer.

    (a) As of September 30, 2008 (as reported on the Issuer's Form 10-Q for three months ended September 30, 2008 (File No. 0-53237), 13,280,898 Shares were issued and outstanding; no unissued Shares were subject to options or other rights to acquire beneficially owned by Mr. Jordan.  Accordingly, percentage calculations appearing in this statement are based upon 13,280,898 Shares.  Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Jordan beneficially owns 8,772,444 or 66.0% of the Shares.

    (b) Mr. Jordan holds sole voting and dispositive power with respect to all of the 8,772,444 Shares beneficially owned by him.

    (c) Not Applicable.

    (d) Not Applicable.

    (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Not Applicable.

Item 7. Material to be Filed as Exhibits.

    Not Applicable.

                                                                        SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2008	By:	/s/ JOHN C. JORDAN
John C. Jordan